600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com Geoffrey K. Walker 713.220.4757 Phone 713.238.7433 Fax gwalker@andrewskurth.com

May 29, 2007

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

100 F Street NE, Mail Stop 3561

Washington, D.C. 20549-7010

Re:	Sabine Pass LNG, L.P.

Amendment No. 3 to Registration Statement on Form S-4

Filed April 24, 2007

File No. 333-138916

Dear Mr. Owings:

On behalf of Sabine Pass LNG, L.P., a Delaware limited partnership (the “Registrant), we enclose the responses of the Registrant to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated May 3, 2007, with respect to Amendment No. 3 to the Registrant’s Form S-4 (File No. 333-138916). For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

/s/ Geoffrey K. Walker

Geoffrey K. Walker

cc: Don A. Turkleson (Sabine Pass LNG, L.P.)

Sabine Pass LNG, L.P.

Form S-4 (File No. 333-138916)

Registrant’s Responses to

SEC Comment Letter dated May 3, 2007

Certain Relationships and Related Transactions, page 77

1.	We note your response to comment 1 in our letter dated April 16,2007. We reissue our prior comment in part. Please provide the disclosure required by Item 404(b)(1)(iv) of Regulation S-K.

Response:

We have revised the document on page 78 in response to this comment to provide the required disclosure.

Balance Sheets, page F-3

2.	We note your response to comment 3 in our letter dated April 16, 2007. We understand the $335 million in restricted cash is reserved for interest payments from 2007 through 2009 and not for the purpose of making principal payments on the senior secured notes. Please note that footnote 1 in paragraph 6 of the ARB states that funds for the liquidation of long-term debt, sinking funds and for similar purposes should be excluded from current assets. Given the present intent and ability to disburse a portion of the cash reserve account in 2008 and 2009 we would view the restricted cash to be used “for similar purposes” as described in the APR. Please advise or revise the financial statements to present funds set aside for non-current interest payments as non-current assets.

Response:

We have reviewed paragraph 6 of the ARB and concur with your conclusion that restricted cash to be used for the payment of interest greater than twelve months should be presented as non-current restricted cash and cash equivalents. We have revised our December 31, 2006 balance sheet to reduce current restricted cash and cash equivalents by $179.0 million and increase non-current restricted cash and cash equivalents by $179.0 million. We have also revised Note 4—Restricted Cash and Cash Equivalents in our notes to financial statements to disclose that restricted cash and cash equivalents restricted for the payment of interest within one year has been included in current restricted cash and cash equivalents and restricted cash and cash equivalents restricted for the payment of interest more than one year in the future has been classified in non-current restricted cash and cash equivalents on our balance sheet. Our revision has been made without restatement based on our SAB 99 analysis in viewing the surrounding circumstances regarding the adjustment and determining that the revision is immaterial to the overall presentation of our financial statements and footnotes.

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